UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Osprey Bitcoin Trust

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Units of Fractional Undivided Beneficial Interest

(Title of Class of Securities)

68839C206

(CUSIP Number of Class of Securities)

Gregory D. King

Osprey Funds, LLC, as Sponsor of Osprey Bitcoin Trust

1241 Post Road, 2nd Floor

Fairfield, CT 06824

(914) 214-4697

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Erin E. Martin, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-3000

January 11, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Tender Offer Statement on Schedule TO relates to a tender offer by Osprey Bitcoin Trust, a Delaware Statutory Trust (the “Trust”), to purchase common units of fractional undivided beneficial interest in the Trust (the “Units”). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (each as defined below and as attached as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively), the Trust will purchase in cash up to 20% or 1,668,107 outstanding Units that are properly tendered and not properly withdrawn prior to the end of the day on February 9, 2024, at 12:00 midnight, New York City time, subject to any extensions of the Offer (as defined below).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Item 1 through Item 9 and Item 11 of this Schedule TO.

ITEM 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a)	Name and Address: The name of the issuer is Osprey Bitcoin Trust. The principal executive office of the Trust is located at 1241 Post Road, 2nd Floor, Fairfield, Connecticut 06824 and the telephone number is (914) 214-4697. The information set forth in “Section 8 — Certain Information About the Trust” of the Offer to Purchase is incorporated herein by reference.

(b)	Securities: The information set forth in “Section 9 — Interests of Executive Officers of the Sponsor” of the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth in “Section 8 — Certain Information About the Trust” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

The name of the filing person is Osprey Bitcoin Trust. Osprey Funds, LLC, a Delaware limited liability company, is the sponsor of the Trust (the “Sponsor”). The principal executive office of the Trust and the Sponsor is located at 1241 Post Road, 2nd Floor, Fairfield, Connecticut 06824 and the telephone number is (914) 214-4697.

The Trust does not have any directors, officers or employees. Under its Trust Agreement with the Sponsor (attached hereto as Exhibit (d)), all management functions of the Trust have been delegated to and are conducted by the Sponsor, its agents and its affiliates. The following individuals are officers of the Sponsor responsible for overseeing the business and operations of the Trust: Gregory D. King, Chief Executive Officer, and Robert Rokose, Chief Financial Officer. The address of the Sponsor’s Executive Officers is Osprey Funds, LLC, 1241 Post Road, 2nd Floor, Fairfield, Connecticut 06824. Additionally, the information set forth in “Section 8 — Certain Information About the Trust” and “Section 9 — Interests of Executive Officers of the Sponsor” of the Offer to Purchase is incorporated herein by reference.

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ITEM 4.	Terms of the Transaction.

(a)	Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Section 1 — Background and Purpose of the Offer,” “Section 2 — Offer to Purchase and Price,” “Section 3 — Amount of Tender,” “Section 4 — Procedure for Tenders,” “Section 5 — Withdrawal Rights,” “Section 6 — Purchases and Payment,” “Section 7 — Certain Conditions of the Offer,” “Section 10 — Certain U.S. Federal Income Tax Consequences” and “Section 11 — Disclosure Provisions” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)	Purchases: The information set forth in “Section 8 — Certain Information About the Trust” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities: The information set forth in “Section 8 — Certain Information About the Trust” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes: The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet” and “Section 1 — Background and Purpose of the Offer” is incorporated herein by reference.

(b)	Use of the Securities Acquired: The information set forth in “Section 1 — Background and Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(c)	Plans: The information set forth in the sections of the Offer to Purchase captioned “Section 1 — Background and Purpose of the Offer” and “Section 8 — Certain Information About the Trust” is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds: The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Section 1 — Background and Purpose of the Offer” and “Section 6 — Purchases and Payment” is incorporated herein by reference.

(b)	Conditions: The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Section 6 — Purchases and Payment” and “Section 7 — Certain Conditions of the Offer” is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in “Section 9 — Interests of Executive Officers of the Sponsor” of the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in “Section 9 — Certain Information About the Trust” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations: The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Section 6 — Purchases and Payment” and “Section 12 — Fees and Expenses” is incorporated herein by reference.

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ITEM 10.	Financial Statements.

(a)	Financial Information: Financial statements have not been included because the consideration offered to unitholders consists solely of cash and are not material to a determination made by a tendering holder, the Offer is not subject to any financing condition, and the Trust is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b)	Pro Forma Financial Information: Financial statements have not been included because the consideration offered to unitholders consists solely of cash and are not material to a determination made by a tendering holder, the Offer is not subject to any financing condition, and the Trust is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

ITEM 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the sections of the Offer to Purchase captioned “Section 8 — Certain Information About the Trust” and “Section 9 — Interests of Executive Officers of the Sponsor” is incorporated herein by reference.

(a)	Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference

ITEM 12.	Exhibits.

Exhibit No	Description
(a)(1)(i)*	Offer to Purchase, dated January 11, 2024.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 11, 2024.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 11, 2024.
(a)(1)(vi)*	Summary Advertisement, dated January 11, 2024.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(d)	Second Amended and Restated Declaration of Trust and Trust Agreement (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 10 filed by the Registrant on September 21, 2022).
(g)	Not applicable.
(h)	Not applicable.
107*	Calculation of Filing Fees.

* Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Osprey Funds, LLC as Sponsor of Osprey Bitcoin Trust

	By:	/s/ Gregory D. King
Gregory D. King
Chief Executive Officer

Date: January 11, 2024

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